Siemens AG, Wittelsbacherplatz 2, 80333 Muenchen

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

US Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 3030

Washington, D.C. 20549-5546, USA

United States of America	April 5, 2012

Re:	Siemens Aktiengesellschaft

Annual Report on Form 20-F for the

Year Ended September 30, 2011, Filed November 30, 2011

File No. 001-15174

Dear Mr. James,

We are writing in response to your email dated March 22, 2012, setting out three comments on the above-mentioned filing. For ease of reference, we have repeated the Staff’s comments in italicized text prior to our responses.

Siemens AG	Wittelsbacherplatz 2 80333 Muenchen Germany	Tel.: +49 (89) 636 00 Fax: +49 (89) 636 34242

Siemens Aktiengesellschaft: Chairman of the Supervisory Board: Gerhard Cromme;

Managing Board: Peter Loescher, Chairman, President and Chief Executive Officer; Roland Busch, Brigitte Ederer, Klaus Helmrich,

Joe Kaeser, Barbara Kux, Hermann Requardt, Siegfried Russwurm, Peter Y. Solmssen, Michael Suess

Registered offices: Berlin and Munich, Germany; Commercial registries: Berlin Charlottenburg, HRB 12300, Munich, HRB 6684

WEEE-Reg.-No. DE 23691322

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Comment

Form 20-F for the Fiscal Year Ended September 30, 2011

Risk Factors, page 3

1.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Response to Comment

It is our understanding that the German Auditor Oversight Commission (“Abschlussprüferaufsichts-kommission, APAK”) is currently in the process of preparing and signing an agreement with the PCAOB based upon which the APAK would be able to enter into a cooperative arrangement with the PCAOB for the oversight of auditors. Based on the information currently available to us the agreement is to be signed shortly and joint inspections in Germany would commence thereafter. We will closely monitor these developments until the filing of our Form 20-F for the fiscal year ending on September 30, 2012. Should the facts you refer to in your comment not have changed by the time of such filing, we would include a risk factor along the lines that you propose in our next Form 20-F.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Comment

Item 18. Financial Statements, page F-1

Note 4. Acquisitions, Dispositions, and Discontinued Operations, page F-25

2.	Further to your response to prior comment 5 and your classification of OSRAM AG as discontinued operations during the second quarter of fiscal 2011, please discuss in more detail why you determined that OSRAM AG met the criteria in paragraphs 7 and 8 of IFRS 5. For example, discuss your conclusion that the sale of OSRAM was highly probable as of the second quarter of fiscal 2011 and September 2011.

3.	We note from paragraph 8 of IFRS 8 that to meet the highly probable criteria you should have an initiated an active program to locate a buyer and the disposal group must be actively marketed for sale at a price that is reasonable. Appendix B1(c)(ii) of IFRS 5 also requires that the disposal group must be actively marketed at a price that is reasonable. Since you intend to complete the sale via a public offering, please provide us with a timeline showing the steps you have taken to actively market OSRAM, describe any events that have occurred to impact the active program you initiated, and how, if any, you altered your active program as a result. Tell us how these actions support your conclusion that you met the criteria in paragraphs 7 and 8.

Response to Comment

On March 28, 2011 the Managing Board and the Supervisory Board of Siemens approved the plan to publicly list our subsidiary OSRAM AG (previously OSRAM GmbH, thereafter referred to as OSRAM) on the Frankfurt stock exchange in the fall of 2011. This approval was required by applicable rules and regulations.

The Managing Board’s and the Supervisory Board’s approval was based on an analysis including the initial public offering (IPO) readiness of OSRAM, an assessment of the capital market conditions as of March 2011 and a structured plan of steps necessary to successfully complete the listing. One of the direct outcomes of the approval was the appointment of a new managing board of OSRAM effective April 1, 2011. The further legal steps necessary for the public listing of OSRAM do not require any additional approvals by the shareholders’ meeting of Siemens AG or the relevant authorities except for the standard review of the filing document by the regulator and were to be processed in parallel to finalizing the listing documents during 2011. Accordingly, we determined that the disposal group was available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such disposal groups in the context of an IPO. In addition, we concluded that capital market conditions would permit completion of the listing within one year. Based on our capital markets analysis and valuations of OSRAM´s competitors, there was no indication that our pricing of OSRAM´s IPO was not reasonable in relation to its fair value. With the approval of the Managing Board and the Supervisory Board of Siemens as of March 28, 2011, we directed our internal capital markets specialists to appoint the relevant external advisors. Overall, as of the end of the second quarter of fiscal 2011, we considered significant changes of the plan to be unlikely and we concluded that the listing of OSRAM was highly probable within the next twelve months.

Starting in April 2011 we implemented several workstreams in preparation for the completion of the IPO in the fall of 2011, including the following measures: We took steps to ensure the full stand-alone status of OSRAM (in terms of tax implications, capital structure, corporate governance of the listing vehicle etc.) while OSRAM had already previously been structured as a separate legal entity. We prepared documents to be in a position to market the listing (in terms of preparation of an equity story, pre-deal investor education, roadshows, analyst presentation etc.). We engaged investment banks and issuer’s/underwriter’s counsels in accordance with the agreed timeline. We agreed on a detailed schedule (submission and review process) as well as on the scope of the documents to be included in the prospectus with the relevant German regulator and we prepared the required financial statements and engaged the auditor.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

In September 2011, together with the investment banks we concluded that capital market conditions would not permit completion of the listing as previously scheduled or planned in terms of anticipated IPO volume due to adverse developments in the market (European sovereign debt crisis, highly volatile environment, pull of several IPOs). However, analysis demonstrates that the market for IPOs proves to be cyclical; and empirically a very low market volume for IPOs generally lasts only for a few months or quarters. Under these circumstances, we were, on the one hand, prepared to proceed with the listing in the near-term and, on the other hand, we monitored capital markets closely to identify the next possible window for the IPO.

As of September 2011, the following steps had been taken to either actively pursue the IPO or to alter our active program as appropriate: All workstreams had either been finalized successfully or were on track, including the stand-alone process of OSRAM. As one key requirement, we completed the legal transformation of OSRAM from Gesellschaft mit beschränkter Haftung (limited liability company, GmbH) to Aktiengesellschaft (stock corporation, AG) in July 2011. The prospectus (including audited financial statements for fiscal 2009-2011) had almost been completed. Furthermore, we had discussed an adjusted timeline with the relevant German regulator regarding submission and review of the prospectus. In addition, marketing and analyst presentations had been virtually finalized and we had set up an adjusted timeline for approaching the next possible window for an IPO. External parties necessary to conduct the IPO had been engaged and continued to be involved.

We considered possible price ranges for the listing of OSRAM that reflected current capital market conditions and there was no indication that our pricing was not reasonable in relation to OSRAM´s fair value. In September 2011, we publicly announced that we were firmly holding to our plan to list OSRAM and that preparations were on track and would be continued. As we were ready to proceed with the listing in the near-term and based on our capital markets analysis, as of September 2011, we concluded that completion of the IPO was highly probable within the next twelve months.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

* * *

We trust that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact us.

In accordance with your request, Siemens Aktiengesellschaft acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 5, 2012

Very truly yours,

SIEMENS AKTIENGESELLSCHAFT

/s/ DR. JOCHEN SCHMITZ
Name: Dr. Jochen Schmitz Title: Corporate Vice President and Controller

/s/ DR. ANDREAS C. HOFFMANN
Name: Dr. Andreas C. Hoffmann Title: General Counsel Corporate & Finance

cc:	Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporation Finance

US Securities and Exchange Commission

Mr. Joe Kaeser

Executive Vice President and Chief Financial Officer

Siemens Aktiengesellschaft

Mr. Peter Y. Solmssen

Executive Vice President and General Counsel

Siemens Aktiengesellschaft

Mr. Krystian Czerniecki, Esq.

Sullivan & Cromwell LLP

Mr. Rudolf Kraemmer

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft